04046096

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Newalta Income Fund

*CURRENT ADDRESS Suite 1200, 333-11 Avenue SW
Calgary, Alberta T2R 1L9
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
NOV 16 2004
THOMSON
FINANCIAL

FILE NO. 82- 34834 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 11/10/04

82-34834



ARIS
12-31-02

# NEWALTA

A DECADE OF PROFITABLE GROWTH

NEWALTA CORPORATION 2002 FINANCIAL REPORT

# NEWALTA SERVICE CENTRES


ZAMA
RED EARTH
FORT ST. JOHN
GORDONDALE
GRANDE PRAIRIE
VALLEYVIEW
PRINCE GEORGE
ELK POINT
REDWATER
NITON JUNCTION
HUGHENDEN
EDMONTON
PROVOST
DRAYTON VALLEY
WILLISDEN GREEN
PIGEON LAKE
JOFFRE
STETTLER
ECKVILLE
STAUFFER
AIRDRIE
CALGARY
KAMLOOPS
WINFIELD
REGINA
NORTH VANCOUVER
BROOKS
ABBOTSFORD
HAYS
SURREY
TABER
HALBRITE
RAYMOND
NANAIMO



EXPERIENCED PEOPLE ARE AN INTEGRAL PART OF NEWALTA'S GROWTH AND SUCCESS.

## CORPORATE PROFILE



Over the last 10 years, Newalta has delivered consistent growth of more than 25 percent per year. Revenue has grown 10-fold, and its earnings have increased by more than 40 times. Today, we operate an extensive network of 34 service centres and process facilities, providing innovative recovery and recycling solutions to a diverse customer base that includes major, national and international corporations. As a result, Newalta has emerged as a leader in the waste management market.

NEWALTA



FOLLOWING A STRATEGY OF ACCRETIVE ACQUISITIONS, INCREASED OPERATIONAL EFFICIENCIES AND DIVERSIFICATION OF OUR REVENUE BASE, NEWALTA HAS BECOME A LEADER IN THE WASTE MANAGEMENT INDUSTRY.

AL CADOTTE PRESIDENT AND CHIEF EXECUTIVE OFFICER

## A DECADE OF PROFITABLE GROWTH

Fiscal 2002 was a year of record financial performance for Newalta, building on a 10-year track record of 25 percent profitable growth per year. In addition, we significantly enhanced our financial flexibility and made an important acquisition to complete our industrial services network in Western Canada. We also executed an important initiative to strengthen Newalta's long-term growth prospects and return value to shareholders – we began the process of converting into an income fund.

We believe Newalta's business model is exceptionally well suited for the income fund structure because it delivers reliable, sustainable cash flows. Key attributes include:

- Dominant position in markets, where there are high barriers to entry,
- High-quality, long-life assets,
- Low maintenance capital requirements,
- Continuous productivity and efficiency improvements,
- Ability to develop and commercialize new technologies to process a broader range of wastes to produce higher quality products.

Most notably, we have successfully diversified our services and operating areas, reducing our exposure to the cyclical nature of the oil and gas industry. In fact, the majority of our business is relatively unaffected by fluctuations in commodity prices.

SINCE 1993, REVENUE HAS GROWN MORE THAN 10 TIMES, EARNINGS HAVE INCREASED MORE THAN 40 TIMES AND EARNINGS PER SHARE HAVE RISEN MORE THAN 15 TIMES.


REVENUE ($ millions)
02 111.7
01 93.0
00 78.4
99 58.8
98 54.8
97 64.0
96 49.2
95 39.8
94 24.1
93 14.7


OPERATING INCOME ($ millions)
02 20.8
01 14.9
00 10.1
99 2.2
98 3.3
97 14.5
96 10.5
95 8.2
94 4.9
93 2.5

## 2002 ACHIEVEMENTS

Early in the fiscal 2002 we completed a $30 million bought-deal financing, gaining much broader exposure to international equity markets, and strengthening our balance sheet.

Newalta's record performance in 2002 occurred in spite of weak market conditions, reflecting enhanced productivity and efficiency, as well as the strong performance of our Anadime acquisition and other capital investments made in 2001.

We also completed the acquisition of the Mohawk re-refinery and related collection network in September, which we fully integrated and consolidated into our operations by year-end. We have realized important synergies and a streamlined cost structure. Although Mohawk did not contribute in 2002, it significantly strengthened our service breadth.

Leveraging our proven track record and solid reputation in western Canada, Newalta took more steps to expand our activities across the country. In 2002, we conducted on-site work with centrifuge projects in Ontario and Nova Scotia, processing oily sludges and emulsions. Projects like these demonstrate the transferability of our technology to new geographic markets.

▸▸ REVENUES WERE UP 20 PERCENT TO THE HIGHEST LEVEL IN NEWALTA'S HISTORY

▸▸ EBITDA INCREASED BY 16 PERCENT CASH FLOWS INCREASED BY 31 PERCENT EARNINGS INCREASED BY 21 PERCENT

▸▸ DILUTED EPS* WAS 31 CENTS PER SHARE COMPARED WITH 35 CENTS IN 2001, REFLECTING THE IMPACT OF THE EQUITY ISSUE

* Excluding reorganization, takeover bid and integration costs

## NEWALTA INCOME FUND

One of the most significant changes for the Company in 2002 took place when we initiated the process to convert to an income fund structure. In November we announced the proposed conversion from a corporate entity to an income fund. In preparation for this conversion we began organizational changes, cost-control measures, and also negotiated a new credit facility.

On February 24, 2003, Newalta shareholders and optionholders overwhelmingly approved the conversion of the company into Newalta Income Fund. They voted 99.93 percent in favour of the resolution approving the conversion, and it was formally completed on March 1, 2003.

Also in March, the Board of Trustees approved Newalta Income Fund's distribution policy. Distributions will be paid on the 15th of every month to unitholders of record at the end of the prior month. Our first distribution of $0.09 per unit was on April 15. Going forward, the Fund's distribution policy will be reviewed by the Board of Trustees on a regular basis.

## 2003 OUTLOOK

We are confident that our performance in 2003 will be exceptionally strong, based on five key drivers:

- the performance of the Mohawk acquisition is exceeding expectations,
- other capital investments made last year are contributing to our margin growth,
- crude oil prices are high,
- there is a strong demand for our services; and lastly,
- the new price and cost initiatives undertaken late last year and early this year are contributing to improved performance.

Looking ahead, the priorities of the Newalta Income Fund are threefold:

- deliver reliable distributions to the Fund's unitholders,
- maximize the performance of existing operations to drive distributions,
- thirdly, to expand Newalta's business through accretive acquisitions.

The income fund structure enhances our access to the equity capital required to fund these acquisitions. The accomplishments of the last ten 10 years give us a solid platform for growth, but it is through acquisitions that we will achieve our strategy of national industry leadership with recycling and recovery services from coast to coast.

Newalta's combination of financial stability, operational leadership and technical expertise will provide the impetus for continued growth. We will strive to pursue opportunities that leverage our assets and abilities as we move forward as a new, stronger entity.

## IN CLOSING

The commitment, energy and expertise of our management team, employees and Board of Directors has been the backbone of our success over the past decade, and particularly in 2002. We appreciate the continuing support of our investors, and are confident that Newalta presents a compelling investment opportunity. We expect to:

- deliver attractive cash returns to our investors, compared to funds with comparable risk; and,
- increase cash distributions over time as we continue to improve the profitability of current operations and execute accretive acquisitions.

In addition, we have a knowledgeable, committed team that is skilled at managing operations as well as service and geographic expansion.

All of us at Newalta look forward to delivering superior value to our unitholders in the years ahead.



[SIGNED]

**ALAN P. CADOTTE** PRESIDENT AND CEO **MARCH 1, 2003**

**RESULTS OF OPERATIONS** (percentage of revenue)

| | **02** | 01 | 00 | 99 | 98 | 97 | 96 | 95 | 94 | 93 |
|---|---|---|---|---|---|---|---|---|---|---|
| Operating expenses | **66.7** | 65.4 | 69.2 | 73.3 | 73.8 | 62.7 | 63.2 | 62.2 | 64.2 | 65.2 |
| General and administration | **2.0** | 2.2 | 2.5 | 1.9 | 2.0 | 2.9 | 2.5 | 3.1 | 4.3 | 5.8 |
| Interest | **2.5** | 3.8 | 4.8 | 7.5 | 6.9 | 1.8 | 2.6 | 3.9 | 2.2 | 1.6 |
| Depreciation | **9.5** | 9.8 | 10.5 | 13.7 | 11.3 | 10.0 | 10.3 | 10.2 | 8.9 | 10.5 |
| Operating Income | **18.7** | 16.1 | 12.9 | 3.7 | 6.0 | 22.7 | 21.4 | 20.6 | 20.4 | 16.9 |
| Net earnings | **11.1** | 11.0 | 9.8 | 1.3 | 2.7 | 13.4 | 12.9 | 12.6 | 15.2 | 10.4 |
| EBITDA | **30.7** | 29.6 | 28.2 | 24.8 | 24.2 | 34.4 | 34.3 | 34.7 | 31.5 | 28.9 |





**WE HAVE ALWAYS MAINTAINED THE HIGHEST STANDARDS AND PRACTICES IN CORPORATE GOVERNANCE AND TAKE GREAT PRIDE IN OUR FULL AND COMPLETE DISCLOSURE TO INVESTORS.**

**RON SIFTON** SENIOR VICE PRESIDENT FINANCE AND CHIEF FINANCIAL OFFICER

## FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

### SUMMARY

In fiscal 2002, revenue increased 20% to $111.7 million, compared with $93.0 million in 2001. Operating income and net earnings increased 40% and 21% respectively. The year-over-year increases were mainly the result of the full year's impact of the Company's 2001 acquisitions and capital upgrades and continued focus on productivity improvements and pricing.

Cash flow and earnings before interest, taxes, depreciation and amortization (EBITDA[1]) in 2002 increased 31% and 24% respectively from 2001. Excluding reorganization, takeover bid, and integration costs cash flow improved by 20% and EBITDA improved by 16%. Due to the $30 million of equity issued during the year diluted EPS was 30 cents per share compared with 31 cents per share in 2001. Excluding reorganization, takeover, and integration costs diluted EPS were 31 cents per share in 2002 compared with 35 cents per share in 2001.

Capital expenditures for 2002 totaled $28.5 million compared to $51.8 million invested during 2001. Expenditures include $10.7 million of assets, patents and trademarks acquired from Mohawk Lubricants Ltd., which are expected to provide the basis for growth in the Industrial business segment in 2003.

On April 4, 2002, the Company completed a $30-million equity issue. A total of 8,219,179 common shares were issued at $3.65 per share, for net proceeds of $28.1 million.

[1] EBITDA is provided to assist management and investors in determining the ability of the Company to generate cash from operations. It is calculated from the consolidated statements of operations as revenue less operating and general and administrative expenses. This measure does not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies.

## ACQUISITION

On September 1, 2002 the Company acquired a waste lube oil re-refinery and related collection network from Mohawk Lubricants Ltd. The total purchase price of $14.4 million, which includes working capital of $3.7, was funded by $8.4 million in cash as well as $6.0 million in 9.5% debentures, convertible at $4.00 per share. Half of the debentures mature on September 1, 2003, with the remainder maturing on September 1, 2004. With the addition of Mohawk's employees and assets, Newalta has significantly strengthened its position in the industrial waste management market in western Canada.

## RESULTS OF OPERATIONS

### Three months ended December 31, 2002

Revenue for the quarter improved 42% to $34.2 million. Approximately $5.0 million of the revenue increase came from the Mohawk acquisition. The Mohawk acquisition made minimal contribution to operating income in the fourth quarter as the Company focused on integration and consolidation, which was complete by year-end. Operating income and earnings improved 31% and 72% respectively compared with 2001. Diluted earnings per share improved 42% to 7.8 cents.

EBITDA as a percent of revenue decreased to 28% from 33% in 2001 reflecting the impact of the Mohawk acquisition.

In total, general and administrative, interest and depreciation expense decreased to 12.8% of revenue from 16.8% in 2001. During the quarter, $0.6 million in costs were expensed that relate to the conversion to an income trust.

### Year ended December 31, 2002

The 20% growth in revenue was attributable to several factors including improved collection pricing, a full year's contribution from the Anadime facilities acquired in August of 2001 and the addition of Mohawk on September 1, 2002. During the year, higher waste volumes from day to day production offset reduced drilling activity levels. The Anadime facilities contributed $12.3 million in revenue during the year (2001 – $4.3 million). Operating costs in 2002, as a percentage of revenue, increased to 66.7% from 65.4%, reflecting increased revenue in the Industrial segment of the Company's business.

In 2002, general and administrative costs (G&A) as a percentage of revenue decreased to 2.0% from 2.2%. Included in 2002 G&A costs was $0.1 million related to the accrual for future cost of stock appreciation rights.

Interest expense decreased due to lower debt levels as well as the continuing low prime rate. The decrease in long-term debt during 2002 was primarily due to the funds received from the $30.0-million equity issue. Interest expense averaged approximately 5.5% during the year compared with 5.75% during 2001. At year end, substantially all of the Company's long-term debt had floating interest rates. Based on the long-term debt balance at December 31, 2002, a 1% change in interest rates would result in an increase or decrease in interest expense of approximately $0.4 million. At year end there were $9.0 million of convertible debentures outstanding, with fixed interest rates of 8% to 9.5%. In total depreciation, amortization, and site remediation increased 16% to $10.6 million in 2002. As a percentage of revenue, depreciation decreased to 9.5% from 9.8%. Operating income increased 40% to $20.8 million. Adjusted for reorganization and takeover costs, operating income improved 22% from $17.5 to $21.4 million. Diluted earnings per share in 2002 decreased to 30 cents from 31 cents last year, mainly due to the equity issue.

STABLE CONVENTIONAL OILFIELD MARGINS


22
14
32
23
39% 44% 44% 47% 41% 42% 35% 38% 43% 44% 43% 49% 43% 47%
96 97 98 99 00 01 02
Branch Margin as % of Revenue
WTI Price (US$/bbl)

In 2002, the Company utilized the loss carry-forwards earned over the last few years by recognizing capital cost allowance in excess of book depreciation. Therefore, current income tax expense for 2002 and 2001 reflects only federal and provincial capital taxes. Due to the expected reorganization into an Income Fund, the Company does not anticipate being cash taxable in the future.

## SEGMENTED PERFORMANCE

### Oilfield

The Oilfield segment recovers and resells crude oil from oilfield wastes. This segment accounted for 61% of the Company's total assets and generated 67% of the Company's total revenue. Revenue from the segment is generated mainly from the fees charged for the treatment and processing of various oilfield waste materials and from the sale of recovered crude oil. Approximately 83% of Oilfield revenues come from wastes generated from day to day oil and gas production. Revenues in the Oilfield segment are partially dependent upon, and vary with, oilfield activity and commodity prices. During the year, drilling rig utilization averaged 45% (61% in 2001) in western Canada, the number of wells drilled fell to 15,675 from 18,024 in 2001, and WTI averaged US$26.07 (US$25.90 in 2001). Increased waste volumes generated from day to day production offset the reductions caused by reduced drilling activity. In addition, incremental revenue was derived from the oil volumes recovered from the increased waste volumes. During the year 226,800 barrels of crude oil were recovered and sold at an average price of $35.57 per barrel. Comparable recoveries in 2001 were 208,200 barrels of crude oil, at an average price of $30.10 per barrel. Total revenue for the year from Oilfield segment increased 19% to $75.1 million and segment margin improved 22% to $30.4 million

During 2002, the Company continued to leverage its unique competitive strategy to recover and resell products from waste. In response to customer requirements, the Company utilized its centrifuge technology on customers' sites to process waste and to recover crude oil from difficult-to-treat liquid waste oil streams. During the year, on-site recovery projects were completed in Nova Scotia, Ontario, and western Canada. In 2002, a total of 1,067,000 bbls of crude oil were recovered, of which 226,800 bbls were sold for the Company's account, with the balance credited to customers. This compares with 881,000 bbls and 208,200 bbls, respectively, for 2001. Revenue generated from crude oil sales totaled $8.1 million (2001 – $6.3 million) or 7.3% (2001 – 6.8%) of the Company's total revenue. The Company has developed a unique $CO_2$ emission credit plan that measures the $CO_2$ savings as a result of the oil recovered that would otherwise require additional energy to produce. Newalta generated 46,000 tonnes of $CO_2$ equivalent in emission credits during 2001.

Segment capital expenditures for 2002 were $11.1 million compared with $37.5 million for 2001.

The 2003 outlook for Oilfield remains positive. High crude oil prices combined with improved drilling and oilfield activity should deliver strong performance in 2003. Additional opportunities exist to utilize the Company's technology and expertise in related areas, and new geographic markets.

### Industrial

The Industrial segment collects automotive and industrial wastes and waste lubricating oil in western Canada, which are then processed by the Company into resaleable products. This segment accounted for 37% of the Company's total

VARIABLE HEAVY OILFIELD MARGINS


30
35
13
23
67%
69%
65%
58%
22%
26%
41%
37%
52%
42%
35%
46%
29%
38%
96
97
98
99
00
01
02
Branch Margin as % of Revenue
Bow River Net Price (Cdn$/bbl)

BEST AVAILABLE COPY

assets and generated 33% of the Company's total revenue. The Company produces various recycled products from waste lubricating oil, including base oil, burner fuel, fuel oil and drilling oil. Approximately 50% of Industrial revenue comes from collection fees with the balance from product sales.

In 2002, segment revenue increased 21% to $36.6 million. The assets acquired from Mohawk Lubricants Ltd. contributed to this growth in revenue. Revenue attributable to product sales improved 35% to $18.6 million, reflecting increased volumes due to the acquisition of new facilities and product lines. Segment product sales in 2002 were 17% of the Company's total revenue (2001 – 15%). Waste lube oil collections in 2002 increased 11% to 51.7 million liters compared with 46.5 million liters in 2001. In 2002 the increased volumes of product sales led to an increase in margin on sales revenue of 14%, up from 13% in 2001.

Segment capital expenditures for 2002, including acquisitions, were $15.6 million compared with $13.2 million for 2001.

Collection prices and product sales are expected to increase in 2003 as the newly acquired assets become fully utilized. The focus in 2003 will be on increasing operating efficiencies at the plant level and improving product prices.

### CAPITAL EXPENDITURES

Capital expenditures for 2002, net of disposal proceeds, were $28.5 million, compared with $51.8 million in 2001. Of the total, $10.7 million was spent on acquisitions in 2002 compared with $26.2 million in 2001. Major projects in 2002 included the completion of the Nanaimo facility, upgrades in Calgary, Niton Junction and Hughenden, plus the purchase of additional centrifuges. The balance of the capital expenditures was on sustenance projects. The $28.5 million in capital expenditures in fiscal 2002 was funded approximately by $6 million from the issuance of convertible debentures, $9 million from the issuance of equity and the balance from operating cash flows. Total maintenance capital expenditures for 2003 are estimated to be approximately $7.5 million. Total growth capital expenditures for 2003, excluding acquisitions, if any, are estimated to be approximately $4 million, depending on cash flow.

### LIQUIDITY AND FINANCIAL RESOURCES

At December 31, 2002, total long-term debt (including convertible debentures and the current portion of long-term debt) was $50.1 million or 1.5 times trailing EBITDA, compared with $63.4 million, or 2.3 times trailing EBITDA, in 2001. In February 2003 management negotiated a new credit facility with two chartered Canadian banks. The new facility provides for a total of $65.0 million in loan capacity, with a $15.0-million reduction in equal quarterly payments over the subsequent five years.

The Company's working capital (excluding the current portion of long-term debt and debentures, and the future income tax asset) increased $6.6 million to $19.0 million at December 31, 2002.

### SHARE CAPITAL

During 2002 the Company issued 8,219,179 common shares at $3.65 per share for a net share issue of $28.1 million. The proceeds of the equity issue were used to reduce debt and to fund capital projects.

## NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook section 3062 regarding goodwill. Under the revised standard, goodwill is not amortized on a regular basis, but is examined annually for impairment. The Company assesses impairment on a segmented basis by determining whether the balance of goodwill can be recovered through the estimated discounted operating cash flows of each segment over their remaining life. At the beginning of 2002 it was determined that the value of the goodwill in the industrial segment was impaired. In accordance with the CICA Handbook, goodwill and retained earnings were reduced by $3.1 million ($2.2 million after tax). The remaining goodwill relates to the oilfield segment and is not impaired. During the year, 2001 amortization costs of $0.6 million were expensed. If the new recommendations had not been adopted, the 2002 amortization expense for the year would have been $0.8 million, or 1.3 cents per share, after tax.

Also effective January 1, 2002, the Company adopted the recommendations of the CICA Handbook section 3870 concerning stock based compensation. Stock appreciation rights (SARs) settled in equity are valued on the gain incurred during the period based on the market price of the underlying stock. At the beginning of the year the value of SARs held by employees, calculated as the gain incurred on the market price of the underlying stock, was $0.2 million. In accordance with section 3870 of the CICA Handbook, this amount was accrued and retained earnings were reduced. During the year an expense of $0.1 million (0.2 cents per share after tax) was recognized.

## IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

In November 2002, the CICA amended its accounting guideline on hedging relationships, which was originally issued in November 2001. The guideline establishes certain conditions where hedge accounting may be applied. It is effective for years beginning on or after July 1, 2003. Currently, the Company is not engaged in any hedging activity.

In December 2002, the CICA issued a new standard on the impairment of long-lived assets, which is effective for years beginning on or after April 1, 2003. The new standard requires an impairment loss for a long-lived asset to be held and its use to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition, which loss should be measured as the amount by which its carrying amount exceeds its fair value, and provides guidance on how to determine fair value. The Company does not expect this standard to have a material effect.

Also in December 2002 the CICA issued a new standard on the accounting for asset retirement obligations. This standard requires recognition of a liability for the future retirement obligations associated with property, plant and equipment. These obligations are initially measured at fair value, which is the discounted future value of the liability. This fair value is capitalized as part of the cost of the related asset and amortized to expense over its useful life. The liability accretes until the date of expected settlement of the retirement obligations. The new standard is effective for all fiscal years beginning on or after January 1, 2004, but earlier adoption is encouraged. Management has not as yet determined what impact, if any, the adoption of this new standard will entail.

During 2002 the CICA issued several other accounting standards, none of which are expected to have a material impact on the financial results of the Company.

## RISKS AND UNCERTAINTIES

This annual report contains forward looking statements that involve a number of risks and uncertainties, including statements regarding the outlook for the Company's business and results of operations. There are a number of factors that could cause actual results to differ materially from those indicated. Operational risks include:

- The business of Newalta is affected by fluctuations in the level of activity in the oil and natural gas industry, which, in turn, is directly affected by changes in world energy prices.
- Fluctuations in commodity prices also affect the value of the crude oil the Company recovers and resells. In 2002 oil sales accounted for 7 percent of total revenue.
- The waste management industry is highly regulated, and the Company's business is affected by government legislation.
- The Company's business is also affected by seasonality and by competition, which varies by location and by type of service.

The Company currently has no swaps, hedges nor derivatives in place. Financial risk is limited to the Company's exposure to fluctuations in interest rates, and to the normal business risk incurred with trade accounts receivable. In 2002, a 1% change in interest rates would have increased/decreased operating income by $0.4 million (approximately $0.005 cent per share after tax). Some sales are to customers based in the United States and as a result the Company is exposed to the risk of currency exchange rate changes. In 2002 sales to customers in the United States were approximately $1.7 million. Both exchange rate and trade receivables risk are minimized through the Company's credit granting and receivables collection processes.

**QUARTERLY COMPARISON** ($000's)

| **2002** | **Q1** | **Q2** | **Q3** | **Q4** | **Total** |
|---|---|---|---|---|---|
| Revenue | **23,705** | **23,279** | **30,446** | **34,235** | **111,666** |
| Earnings | **2,713** | **1,930** | **4,322** | **3,452** | **12,417** |
| Earnings per share (cents) | **7.7** | **4.4** | **9.9** | **7.9** | **29.9** |
| Diluted earnings per share (cents) | **7.7** | **4.4** | **9.6** | **7.8** | **29.7** |

| 2001 | Q1 | Q2 | Q3 | Q4 | Total |
|---|---|---|---|---|---|
| Revenue | 22,369 | 19,838 | 26,578 | 24,175 | 92,960 |
| Earnings | 2,440 | 1,914 | 3,882 | 2,003 | 10,239 |
| Earnings per share (cents) | 7.6 | 5.9 | 11.8 | 5.5 | 30.6 |
| Diluted earnings per share (cents) | 7.6 | 5.9 | 11.8 | 5.5 | 30.6 |

## MANAGEMENT REPORT

Management is responsible for the preparation of the consolidated financial statements in accordance with generally accepted accounting principles and for the consistency therewith of all other financial and operating data presented in this annual report.

Management maintains a system of internal controls to provide reasonable assurance that all assets are safeguarded and to facilitate the preparation of relevant, reliable and timely financial and management information.

External auditors appointed by the shareholders have examined the consolidated financials statements. The Audit Committee, consisting of three non-management directors, has reviewed these statements with management and the auditors and has reported to the Board of Directors. The Board has approved the consolidated financial statements.

[SIGNED]

**RONALD L. SIFTON**
SENIOR VICE PRESIDENT, FINANCE
AND CHIEF FINANCIAL OFFICER
**MARCH 1, 2003**

## AUDITORS' REPORT

**To the Shareholders of Newalta Corporation:**

We have audited the consolidated balance sheets of Newalta Corporation as at December 31, 2002 and 2001 and the consolidated statements of operations and retained earnings and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

[SIGNED]

CHARTERED ACCOUNTANTS
CALGARY, ALBERTA
**MARCH 1, 2003**

## CONSOLIDATED BALANCE SHEETS

| As at December 31 ($000s) | 2002 | 2001 |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Accounts receivable | **27,924** | 20,330 |
| Inventory (Note 4) | **7,923** | 4,041 |
| Prepaid expenses | **730** | 604 |
| Future income tax | **-** | 4,000 |
| | **36,577** | 28,975 |
| Capital assets and intangibles (Notes 3 and 5) | **207,642** | 189,438 |
| Goodwill (Notes 2 and 3) | **10,782** | 13,687 |
| Deferred costs | **811** | 138 |
| | **255,812** | 232,238 |
| **Liabilities** | | |
| Current liabilities | | |
| Bank indebtedness | **759** | 10,374 |
| Accounts payable | **17,626** | 12,661 |
| Current portion of long-term debt (Note 6) | **2,339** | 15,273 |
| Current portion of debentures (Note 7) | **6,000** | - |
| | **26,724** | 38,308 |
| Long-term debt (Note 6) | **38,751** | 45,080 |
| Debentures (Note 7) | **3,000** | 3,000 |
| Future income taxes (Note 10) | **32,024** | 29,779 |
| Site restoration | **2,732** | 2,308 |
| | **103,231** | 118,475 |
| **Shareholders' Equity** | | |
| Share capital (Note 8) | **98,269** | 69,481 |
| Retained earnings (Note 2) | **54,312** | 44,282 |
| | **152,581** | 113,763 |
| | **255,812** | 232,238 |

Approved by the Board

[SIGNED] [SIGNED]

Director Director

## CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS

| For the years ended December 31 ($000s) | 2002 | 2001 |
|---|---|---|
| Revenue | **111,666** | 92,960 |
| Expenses | | |
| Operating | **74,525** | 60,837 |
| General and administrative | **2,289** | 2,070 |
| Interest (Note 6) | **2,830** | 3,493 |
| Depreciation and amortization (Note 2) | **10,579** | 9,100 |
| Reorganization costs (Note 9a) | **596** | - |
| Takeover bid and integration costs (Notes 9b and 9c) | **-** | 2,528 |
| | **90,819** | 78,028 |
| Operating income | **20,847** | 14,932 |
| Provisions for income taxes (Note 10) | | |
| Current | **645** | 489 |
| Future | **7,785** | 4,204 |
| | **8,430** | 4,693 |
| Net earnings | **12,417** | 10,239 |
| Retained earnings, beginning of year | **44,282** | 34,999 |
| Goodwill write-down, net of tax (Note 2a) | **(2,232)** | - |
| Stock appreciation rights (Note 2b) | **(155)** | - |
| Reduction from share buy back (Note 8e) | **-** | (956) |
| Retained earnings, end of year | **54,312** | 44,282 |
| Earnings per share (Note 8d) | **$ 0.299** | $ 0.306 |
| Diluted earnings per share (Note 8d) | **$ 0.297** | $ 0.306 |

## CONSOLIDATED STATEMENTS OF CASH FLOW

| For the years ended December 31 ($000s) | 2002 | 2001 |
|---|---|---|
| Net inflow (outflow) of cash related to the following activities: | | |
| **Operating** | | |
| Net earnings | **12,417** | 10,239 |
| Items not requiring cash | | |
| Depreciation and amortization | **10,579** | 9,100 |
| Future income taxes | **7,785** | 4,204 |
| Stock appreciation rights (Note 2) | **126** | - |
| Cash flow from operations | **30,907** | 23,543 |
| Decrease in working capital | **(6,886)** | (4,706) |
| | **24,021** | 18,837 |
| **Investing** | | |
| Additions to capital assets | **(14,394)** | (27,666) |
| Acquisition of assets from Mohawk Lubricants Ltd. (Note 3a) | **(8,370)** | - |
| Acquisition of Anadime, including bank indebtedness (Note 3b) | **-** | (4,620) |
| Net proceeds on sale of capital assets | **252** | 84 |
| Deferred costs | **(673)** | (138) |
| Site restoration | **(37)** | (136) |
| | **(23,222)** | (32,476) |
| **Financing** | | |
| Issuance of common shares (Note 8b) | **28,078** | 23 |
| Repurchase of common shares (Note 8e) | **-** | (2,685) |
| Increase (decrease) in long-term debt | **(19,262)** | 5,036 |
| | **8,816** | 2,374 |
| Net cash inflow (outflow) | **9,615** | (11,265) |
| Cash (bank indebtedness), beginning of year | **(10,374)** | 891 |
| Cash (bank indebtedness), end of year | **(759)** | (10,374) |
| Supplementary information: | | |
| Interest paid | **2,549** | 3,453 |
| Income taxes paid | **664** | 381 |

## NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2002 and 2001 ($000s)

Newalta Corporation (the "Company") is a Canadian company engaged in maximizing the inherent value in oil, gas and industrial wastes through recovery of saleable products and recycling, rather than disposal. Through 34 integrated facilities in western Canada, Newalta delivers solutions to a broad customer base of national and international corporations, including producers of crude oil and natural gas, and automotive and industrial businesses.

### 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements which include the accounts of the Company and its wholly owned subsidiary companies have been prepared by management in accordance with Canadian generally accepted accounting principles, and include the following significant accounting policies:

#### Cash and Cash Equivalents

Cash is defined as cash and short-term deposits with maturities of three months or less.

#### Financial Instruments

The carrying values of accounts receivable and accounts payable approximate the fair value of these financial instruments due to the short term maturity of these instruments. The Company's credit risk from Canadian customers is minimized by its broad customer base and diverse product lines. In the normal course of operations, the Company is exposed to movements in the U.S. dollar exchange rates, relative to the Canadian dollar. The Company sells and purchases some product in U.S. dollars. The Company does not utilize long-term hedging instruments but rather chooses to be exposed to current U.S. exchange rates as increases or decreases in exchange rates are not significant over the period of the outstanding receivables and payables.

The debentures' interest rates are fixed (see Note 7). The interest on long term debt and the operating loan is tied to the prime rate and therefore the Company is exposed to interest rate risk due to the floating interest rate (see Note 6).

#### Inventory

Inventory is comprised of oil, recycled products, spare parts and supplies, and is recorded at the lower of cost and net realizable value (see Note 4).

#### Capital Assets and Intangibles

Capital assets are stated at cost. The carrying values of capital assets and intangibles are reviewed annually to determine if the value of any asset is impaired. Any amounts so determined would be written off in the year of impairment. Depreciation rates are calculated to amortize the costs, net of salvage value, over the assets' estimated useful lives. Plant and equipment includes buildings, site improvements, tanks, and mobile equipment and is depreciated at rates of 5-10% on the declining balance or from 7-14 years straight line, depending on the expected life of the asset. Intangibles include assets consisting of certain production processes and trademarks which are amortized over 20 years, straight line.

### Goodwill

The Company annually, on September 30th, assesses goodwill, and its potential impairment, on a reporting unit basis by determining whether the balance of goodwill can be recovered through the estimated discounted operating cash flows of each reporting unit over their remaining life. As at December 31, 2002 the goodwill relates entirely to the oilfield reporting unit and is not impaired.

### Deferred Costs

Costs relating to the Company's future acquisition plans have been deferred at year end. As acquisitions are finalized these costs will be capitalized as part of the acquisition. In the event an acquisition plan is discontinued, the deferred costs will be written off in the year of discontinuance.

### Site Restoration

The Company provides for estimated future site restoration costs for all its facilities based on a 20-year useful life. The provision for site restoration has been included in depreciation and amortization. Costs are estimated by management, in consultation with the Company's engineers, on the basis of current regulations, costs, technology and industry standards. Site restoration costs are charged against the provision as incurred.

### Revenue Recognition

The major sources of revenue for the Company relate to the receipt of waste material for processing and the sale of recycled products recovered from the waste. Revenue is recognized when waste material is received and the liability for the waste is assumed by the Company. Revenue on recycled products is recognized when products are delivered to customers or pipelines.

### Future Income Taxes

The Company follows the liability method of tax allocation. Future income tax assets and liabilities are measured based upon temporary differences between the carrying values of assets and liabilities and their tax basis. Income tax expense (recovery) is computed based on the change during the year in the future tax assets and liabilities. Effects of changes in tax laws and tax rates are recognized when substantially enacted.

### Earnings Per Share

Basic earnings per common share is calculated using the weighted average number of common shares outstanding during the year. Diluted earnings per share is calculated by adding the weighted average number of shares outstanding during the year to the additional common shares that would have been outstanding if potentially dilutive common shares had been issued, using the "treasury stock" method.

### Stock-Based Compensation Plan

The Company has a stock-based compensation plan, which is described in Note 8. Stock appreciation rights (SAR's) settled in equity are valued on the gain incurred during the year based on the market price of the underlying shares. Any consideration paid by employees on exercise of stock options is credited to share capital. If stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock option cancelled is charged to retained earnings.

## 2. CHANGE IN ACCOUNTING POLICIES

(a) Effective January 1, 2002, the Company adopted the recommendations of the CICA Handbook section 3062 regarding goodwill. Under the revised standard, goodwill is not amortized on a regular basis, but is examined annually for impairment. The Company assesses impairment on a reporting unit basis by determining whether the balance of goodwill can be recovered through the estimated discounted operating cash flows of each reporting unit over their remaining life. At the beginning of 2002 it was determined that the value of the goodwill in the industrial reporting unit was impaired, and in accordance with the CICA Handbook, both goodwill and retained earnings were reduced by $3.1 million ($2.2 million after tax). The remaining goodwill relates to the oilfield reporting unit and is not impaired. During the year 2001 amortization costs of $644 were expensed. If the new recommendations had not been adopted then the 2002 amortization expense for the year would have been $842, or 1.3 cents per share after tax.

(b) Effective January 1, 2002, the Company adopted the recommendations of the CICA Handbook section 3870 concerning stock based compensation. Stock appreciation rights (SAR's) settled in equity are valued on the gain incurred during the period based on the market price of the underlying stock. At the beginning of the year the value of SAR's held by employees calculated as the gain incurred on the market price of the underlying stock, was $155, and in accordance with section 3870 of the CICA Handbook this amount was accrued and retained earnings were reduced. During the year an expense of $126 (0.2 cents per share after tax) was recognized.

## 3. ACQUISITIONS

(a) On September 1, 2002 the Company acquired a waste lube oil re-refinery, related collection network and working capital from Mohawk Lubricants Ltd. The total purchase price of $14.4 million was funded by cash and $6.0 million in 9.5% debentures convertible at $4.00 per share maturing half on September 1, 2003 and half on September 1, 2004. The value of the consideration given, and the assets received are:

| | |
|---|---|
| Debentures issued | 6,000 |
| Cash | 8,370 |
| Total Consideration | 14,370 |
| Intangibles | 1,000 |
| Equipment | 9,703 |
| Working capital | 3,667 |
| Total | 14,370 |

Intangibles include the patent to certain production processes and the trademarks of the associated products. The above valuation includes some accruals and is management's best estimate at the present time. Management is currently completing its valuation of the acquisition. Once complete, there may be a change in the values assigned to equipment and working capital.

(b) On August 20, 2001, the Company acquired all the issued and outstanding shares of Anadime Corporation in exchange for 2,677,894 of the Company's shares, $3,261 in acquisition and related costs, and the assumption of liabilities and net working capital deficiency. Anadime was engaged in the recovery and recycling of oilfield waste materials, and its six facilities were very similar to the Company's existing oilfield facilities. The following table summarizes the value of the consideration given, and the values of the assets and liabilities acquired in the acquisition of Anadime.

| | |
|---|---|
| Shares issued | 8,971 |
| Cash | 3,261 |
| Total consideration | 12,232 |
| Fixed assets | 16,742 |
| Goodwill | 4,120 |
| Working capital deficiency | (1,173) |
| Long term debt | (3,637) |
| Convertible debenture | (3,000) |
| Future income tax | (667) |
| Site restoration | (153) |
| Total | 12,232 |

(c) In June 2001, the Company acquired an industrial waste water distillation facility from Aqua Pure Ventures Inc. The total purchase price of $3,500, which was allocated to land, buildings and equipment, consisted of $500 cash and 857,143 common shares of the Company.

## 4. INVENTORIES

The inventories are composed of:

| | **2002** | 2001 |
|---|---|---|
| Burner Fuel | **1,028** | 568 |
| Recycled and processed products | **4,535** | 2,122 |
| Recovered oil | **830** | 781 |
| Parts and supplies | **1,530** | 570 |
| Total inventory | **7,923** | 4,041 |

## 5. CAPITAL ASSETS

| **2002** | Cost | Accumulated Depreciation | Net Book Value |
|---|---|---|---|
| Plant and equipment | **258,147** | **57,178** | **200,969** |
| Intangibles | **1,000** | **12** | **988** |
| Land | **5,685** | **-** | **5,685** |
| | **264,832** | **57,190** | **207,642** |
| 2001 | | | |
| Plant and equipment | 232,544 | 48,986 | 183,558 |
| Intangibles | - | - | - |
| Land | 5,880 | - | 5,880 |
| | 238,424 | 48,986 | 189,438 |

## 6. LONG-TERM DEBT

| | **2002** | 2001 |
|---|---|---|
| Revolving reducing term facility | **41,000** | 60,000 |
| Other | **90** | 353 |
| | **41,090** | 60,353 |
| Less current portion | **2,339** | 15,273 |
| | **38,751** | 45,080 |

The Company had a credit facility comprised of two segments:

(a) $60,000: Revolving reducing term bearing interest at bank prime plus .75% per annum or at the Bankers Acceptance base plus 2.25% per annum at the Company's option. Segment (a) reduces by $1,250 per month commencing January 2002. At December 31, 2002 this segment had reduced to $45,000

(b) $12,000: Demand revolving, bearing interest at bank prime plus .50% per annum or at the Bankers Acceptance base plus 2% per annum at the Company's option. At December 31, 2002 there was $759 borrowed against this segment.

The credit facility is secured principally by a general security agreement over the Company's assets. Interest paid during the year amounted to $2,549 (2001 - $3,453) of which $2,488 (2001 - $3,161) relates to long term debt and debentures. Other long term debt consists of $60 in non-interest unsecured debt, $19 in term debt secured by certain equipment bearing interest at 8.1%, and $11 in capital leases. The Company has negotiated a new credit facility which will replace the existing facility early in 2003 (see Note 12). Under the new facility a portion of the debt is a reducing term facility and the current portion of the new term facility has therefore been reclassified as the current portion of long term debt on the consolidated balance sheet.

## 7. DEBENTURES

The Company has issued $9.0 million of convertible debentures. Of the total amount, $6.0 million expire in 2003 and are included in the current portion of long term debt on the Balance Sheet. The 9.5% Convertible Subordinated Debentures total $6.0 million and mature half on September 1, 2003 and the balance on September 1, 2004. They are convertible into common shares at $4.00 per share at the option of the holder at any time up to the maturity date. The interest is paid semi-annually on March 1 and September 1. The Company may, at its option and subject to certain restrictions, redeem the second half of the debentures, in whole or in part, after September 1, 2003.

The 8% unsecured Convertible Subordinated Debentures total $3.0 million and mature on September 30, 2003. Interest is paid at 8% per annum semi-annually on April 30, and October 31. They are convertible into common shares at $5.75 per share at the option the holder at any time up to the maturity date. The Company may, at its option and subject to certain restrictions, redeem the debentures in whole or in part. (Note 12c)

## 8. SHARE CAPITAL

| | Shares | Amount |
|---|---|---|
| **(a) Authorized and issued** (000s) | | |
| Unlimited number of senior and junior preferred shares and common shares without nominal or par value | | |
| Common Shares Issued | | |
| As at December 31, 2000 | 32,798 | 59,216 |
| Issued for stock options exercised | 35 | 23 |
| Issued for acquisitions (Note 3) | 3,535 | 11,971 |
| Normal course issuer bid | (960) | (1,729) |
| As at December 31, 2001 | 35,408 | 69,481 |
| Issued for stock options exercised | **7** | **22** |
| Issued for cash | **8,219** | **30,000** |
| Share issue costs | **-** | **(1,944)** |
| Future tax effect on share issue costs | **-** | **710** |
| **As at December 31, 2002** | **43,634** | **98,269** |

**(b) Equity issue**

On March 14, 2002 the Company announced it had entered into an agreement with its underwriters to raise up to $30 million through an equity issue. Closing occurred on April 4, 2002 with net proceeds of $28.1 million in exchange for 8,219,179 common shares, or $3.65 per share.

**(c) Stock Option Plans**

Under the stock option plan, the Company may grant options to its management, directors and employees for up to 3,158,625 common shares. The exercise price of each option equals or exceeds the market price of the Company's common shares on the date of grant and an option's maximum term is 7 years. Options vest 20% on the date of grant and 20% annually thereafter. Options granted after May 24, 2001 have share appreciation rights attached. Each right entitles the participant to receive from the Company an amount equal to the positive difference obtained by subtracting the strike price from the closing trade price of the common shares on the date of exercise. The Company assumes that the rights will be exercised for the cash difference, and this amount has been expensed and accrued in liabilities.

Shares reserved under the stock option plan (000s)

| | 2002 | 2001 |
|---|---|---|
| Total shares available for grant | **3,159** | 3,159 |
| Shares currently under option | **2,529** | 2,426 |
| Shares available for future grants | **630** | 733 |

| | Options (000's) | Weighted Average Exercise Price ($) |
|---|---|---|
| As at December 31, 2000 | 2,289 | 4.47 |
| Granted | 780 | 3.12 |
| Exercised | (35) | .65 |
| Forfeited | (608) | 3.55 |
| As at December 31, 2001 | 2,426 | 4.32 |
| Granted | **550** | **3.85** |
| Exercised | **(7)** | **3.19** |
| Forfeited | **(440)** | **7.02** |
| **As at December 31, 2002** | **2,529** | **3.76** |
| **Exercisable at December 31, 2002** | **1,574** | **3.94** |

| Range of Exercise Prices | Options Outstanding **December 31, 2002** (000s) | Weighted Average Remaining Life (Years) | Weighted Average Exercise Price ($) | Options Exerciseable **December 31, 2002** (000s) | Weighted Average Exercise Price ($) |
|---|---|---|---|---|---|
| 2.05 | **50** | 1.2 | 2.05 | **50** | 2.05 |
| 2.70 to 3.85 | **2,100** | 4.0 | 3.34 | **1,145** | 3.23 |
| 6.35 | **379** | 0.4 | 6.35 | **379** | 6.35 |
| | **2,529** | 3.4 | 3.76 | **1,574** | 3.94 |

**(d) Weighted average number of shares**

| | **2002** | 2001 |
|---|---|---|
| Weighted average number of shares | **41,577** | 33,447 |
| Net additional shares if options exercised | **249** | 48 |
| Additional shares if debentures converted | **1,022** | 131 |
| Diluted weighted average number of shares | **42,848** | 33,626 |

**(e) Share Repurchase**

On December 19, 2001, the Company announced its intention to make a normal course issuer bid for up to 5% of the outstanding common shares. The normal course issuer bid expired on December 18, 2002 and no shares were purchased under the bid.

On December 19, 2000, the Company announced its intention to make a normal course issuer bid for up to 5% of the outstanding common shares. From January 1 to December 18, 2001, the Company purchased 960,450 common shares for a total cost of $2,685 and allocated $1,729 to share capital, and $956 to retained earnings.

**(f) Shareholders' Rights Plan**

The Company has adopted a Shareholders' Rights Plan to encourage the fair treatment of shareholders if there were to be an unsolicited take-over bid for the Company's common shares. The Plan allows a potential bidder to make a "permitted bid" directly to all shareholders without prior Board approval where such bid remains open for a minimum of 60 days. Should any party acquire 20% or more of the Company's outstanding common shares, other than by making a "permitted bid" or without Board approval, the Plan will be triggered, permitting holders of common shares the opportunity to acquire additional shares at a significant discount and resulting in substantial dilution to the acquiring person.

## 9. REORGANIZATION, TAKEOVER BID AND INTEGRATION COSTS

**(a) Reorganization**

During 2002 certain costs were incurred in conjunction with the proposed reorganization of the Company into a Trust. These costs totaled $596, or 0.9 cents per share after tax and were expensed in the fourth quarter of 2002.

**(b) Takeover Bid**

On May 2, 2001, Canadian Crude Separators Inc. ("CCS") made an unsolicited offer for the common shares and warrants of the Company. CCS terminated the offer on July 6, 2001. The costs of defending against the take-over bid, in the amount of $1,754 were expensed in the second quarter of 2001.

**(c) Integration**

In connection with the integration of the Anadime acquisition, the Company reorganized its operations. In accordance with CICA handbook EIC 114, $774 in severance, relocation and facility closure costs related to the integration were expensed in the fourth quarter of 2001.

## 10. INCOME TAXES

Future income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's future tax liabilities and assets are as follows:

| | 2002 | 2001 |
|---|---|---|
| Future income tax liabilities: | | |
| Capital assets | **32,762** | 34,836 |
| Goodwill | **1,253** | 1,127 |
| Other | **286** | – |
| | **34,301** | 35,963 |
| Future income tax assets: | | |
| Non-capital loss carry forwards | **257** | 9,215 |
| Site restoration | **963** | 874 |
| Other | **1,057** | 95 |
| | **2,277** | 10,184 |
| Net future income tax liability | **32,024** | 25,779 |

Realization of future income tax assets is dependent on generating sufficient taxable income during the period in which the temporary differences are deductible. Although realization is not assured, management believes it is more likely than not that all future income tax assets will be realized based on reversals of future income tax liabilities, projections of operating results and tax planning strategies available to the Company and its subsidiaries.

The income tax expense differs from the amount computed by applying Canadian statutory rates to operating income for the following reasons:

| | 2002 | 2001 |
|---|---|---|
| Current statutory income tax rate | **40%** | 40% |
| Income taxes expense at current statutory rate | **8,235** | 5,950 |
| Increase (decrease) in taxes resulting from: | | |
| Capital taxes | **645** | 489 |
| Other | **108** | 44 |
| Effect of substantively enacted tax rate change | **(558)** | (1,790) |
| Income tax expense | **8,430** | 4,693 |

## 11. COMMITMENTS

(a) Lease Commitments

The Company has annual commitments for leased office premises in the amount of $840. These operating leases expire in 2007. The Company also had annual plant leases of $600.

(b) Letters of Guarantee and Surety Bonds

As of December 31, 2002, the Company had issued Letters of Guarantee and Surety Bonds in respect of compliance with environmental licenses in the amount of $2,445 and $5,248 respectively.

## 12. SUBSEQUENT EVENTS

(a) Corporate reorganization

On January 16, 2003 the Company issued an Information Circular regarding a proposed Plan of Arrangement. Subsequently, on February 24, 2003 the shareholders of the Company approved the Plan of Arrangement under section 193 of the Business Corporations Act (Alberta). The purpose of the Arrangement is to convert the Company from a corporate entity concentrating on growth through reinvestment of cash flow to a trust entity which will distribute a substantial portion of cash flow to unit holders. On March 1, 2003 the Company was converted to an income trust and the outstanding shares were exchanged on a 2 for 1 basis for units of Newalta Income Fund. At the same time a trust unit rights incentive plan was approved to replace the Stock Option plan.

(b) Banking facility

On February 20, 2003 the Company entered into an agreement for a new banking facility with a syndicate arranged by two Canadian Chartered Banks. The lending facility provides for a total of $65,000 comprised of a $25,000 term facility, a $15,000 reducing 5 year term facility, and a $25,000 operating facility. The credit facility is secured principally by a general security agreement over the Company's assets. Subject to certain conditions the term facilities will charge interest at prime plus 1% or at Bankers Acceptance base plus 2.5% at the Company's option. The operating facility will charge interest at prime plus .25% or at Bankers Acceptance base plus 1.85%, also at the Company's option.

(c) Debenture

Effective February 28, 2003 the $3.0 million of 8% debentures were redeemed by the Company in exchange for cash.

## 13. SEGMENTED INFORMATION

The Company has two reportable segments. The Oilfield segment recovers and resells crude oil from oilfield waste. The Industrial segment collects waste lubricating oil, automotive, and industrial wastes which are processed into resaleable products.

| **2002** | Oilfield | Industrial | Inter-segment | Corporate and Unallocated | Consolidated Total |
|---|---|---|---|---|---|
| External revenue | **75,108** | **36,558** | | | **111,666** |
| Inter segment revenue[1] | **389** | **183** | **(572)** | | **-** |
| Operating expense | **35,930** | **27,416** | **(572)** | | **62,774** |
| Indirect operating expense[2] | **2,351** | **994** | | **8,4063** | **11,751** |
| Depreciation and amortization | **6,824** | **3,133** | | **622** | **10,579** |
| Net margin | **30,392** | **5,198** | | **(9,028)** | **26,562** |
| General and administrative | | | | **2,289** | **2,289** |
| Interest expense | | | | **2,830** | **2,830** |
| Reorganization costs | | | | **596** | **596** |
| Operating income | **30,392** | **5,198** | | **(14,743)** | **20,847** |
| Capital expenditures | **11,147** | **15,636** | | **1,981** | **28,764** |
| Goodwill | **10,782** | | | | **10,782** |
| Total assets | **156,507** | **94,589** | | **4,716** | **255,812** |

| 2001 | Oilfield | Industrial | Inter-segment | Corporate and Unallocated | Consolidated Total |
|---|---|---|---|---|---|
| External revenue | 62,870 | 30,090 | | | 92,960 |
| Inter segment revenue[1] | 365 | 66 | (431) | | - |
| Operating expense | 28,583 | 21,260 | (431) | | 49,412 |
| Indirect operating expense[2] | 3,909 | 2,139 | | 5,377 | 11,425 |
| Depreciation and amortization | 5,756 | 2,923 | | 421 | 9,100 |
| Net margin | 24,987 | 3,834 | | (5,798) | 23,023 |
| General and administrative | | | | 2,070 | 2,070 |
| Interest expense | | | | 3,493 | 3,493 |
| Takeover and integration costs | | | | 2,528 | 2,528 |
| Operating income | 24,987 | 3,834 | | (13,889) | 14,932 |
| Capital expenditures | 37,523 | 13,208 | | 1,142 | 51,873 |
| Goodwill | 10,624 | 3,063 | | | 13,687 |
| Total assets | 146,962 | 77,001 | | 8,275 | 232,238 |

[1] Inter-segment revenues are recorded at market, less the costs of serving external customers.
[2] Indirect operating expenses are defined as the allocated general management costs for the reporting unit.

($000s, except per share data)

## QUARTERLY INFORMATION (unaudited)

| 2002 | Q1 | Q2 | Q3 | Q4 | Total |
|---|---|---|---|---|---|
| Revenue | | | | | |
| Oilfield services | 18,321 | 15,579 | 20,280 | 20,928 | 75,108 |
| Industrial services | 5,384 | 7,700 | 10,166 | 13,308 | 36,558 |
| | 23,705 | 23,279 | 30,446 | 34,236 | 111,666 |
| Expenses | | | | | |
| Operating | 15,159 | 16,474 | 19,468 | 23,424 | 74,525 |
| General & administrative | 639 | 369 | 504 | 777 | 2,289 |
| Interest | 781 | 585 | 691 | 773 | 2,830 |
| Depreciation | 2,473 | 2,581 | 2,675 | 2,850 | 10,579 |
| Reorganization | 596 | 596 | | | |
| Operating income | 4,653 | 3,270 | 7,108 | 5,816 | 20,847 |
| Income taxes | 1,940 | 1,340 | 2,786 | 2,364 | 8,430 |
| Earnings | 2,713 | 1,930 | 4,322 | 3,452 | 12,417 |
| Earnings per share (cents) | 8 | 4 | 10 | 8 | 30 |
| EBITDA[1] | 7,907 | 6,436 | 10,474 | 9,439 | 34,256 |

| 2001 | Q1 | Q2 | Q3 | Q4 | Total |
|---|---|---|---|---|---|
| Revenue | | | | | |
| Oilfield services | 16,009 | 12,367 | 17,574 | 16,920 | 62,870 |
| Industrial services | 6,360 | 7,471 | 9,004 | 7,255 | 30,090 |
| | 22,369 | 19,838 | 26,578 | 24,175 | 92,960 |
| Expenses | | | | | |
| Operating | 14,689 | 14,350 | 16,831 | 14,967 | 60,837 |
| General and administrative | 434 | 437 | 634 | 565 | 2,070 |
| Interest | 881 | 818 | 832 | 962 | 3,493 |
| Depreciation | 2,163 | 2,155 | 2,302 | 2,480 | 9,100 |
| Takeover and integration | | 1,754 | | 774 | 2,528 |
| Operating income | 4,202 | 324 | 5,979 | 4,427 | 14,932 |
| Income taxes | 1,762 | (1,590) | 2,097 | 2,424 | 4,693 |
| Earnings | 2,440 | 1,914 | 3,882 | 2,003 | 10,239 |
| Earnings per share (cents) | 8 | 6 | 12 | 5 | 31 |
| EBITDA | 7,246 | 3,297 | 9,113 | 7,869 | 27,525 |

[1] EBITDA is provided to assist management and investors in determining the ability of the Company to generate cash from operations. It is calculated from the consolidated statements of operations as revenue less operating and general and administrative expenses. This measure does not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other companies.

($000s, except share data)

## SUPPLEMENTAL INFORMATION

| | **2002** | 2001 | 2000 | 1999 | 1998 | 1997 | 1996 | 1995 | 1994 | 1993 |
|---|---|---|---|---|---|---|---|---|---|---|
| Revenue | | | | | | | | | | |
| Oilfield services | **75,108** | 62,870 | 51,480 | 35,574 | 33,912 | 44,616 | 35,568 | 29,311 | 22,427 | 11,462 |
| Industrial services | **36,558** | 30,090 | 26,941 | 23,210 | 20,865 | 19,399 | 13,645 | 10,446 | 1,004 | |
| Other | **-** | - | - | - | - | - | - | - | 715 | 3,232 |
| | **111,666** | 92,960 | 78,421 | 58,784 | 54,777 | 64,015 | 49,213 | 39,757 | 24,146 | 14,694 |
| Expenses | | | | | | | | | | |
| Operating | **74,525** | 60,837 | 54,314 | 43,069 | 40,411 | 40,166 | 31,098 | 24,746 | 15,509 | 9,586 |
| General and administrative | **2,289** | 2,070 | 1,997 | 1,115 | 1,099 | 1,835 | 1,240 | 1,227 | 1,040 | 859 |
| Interest | **2,830** | 3,493 | 3,753 | 4,393 | 3,766 | 1,132 | 1,258 | 1,552 | 524 | 229 |
| Depreciation | **10,579** | 9,100 | 8,254 | 8,048 | 6,205 | 6,375 | 5,082 | 4,046 | 2,156 | 1,541 |
| Take-over bid and reorganization costs | **596** | 2,528 | - | - | - | - | - | - | - | - |
| | **90,819** | 78,028 | 68,318 | 56,625 | 51,481 | 49,508 | 38,678 | 31,571 | 19,229 | 12,215 |
| Operating income | **20,847** | 14,932 | 10,103 | 2,159 | 3,296 | 14,507 | 10,535 | 8,186 | 4,917 | 2,479 |
| Earnings | **12,417** | 10,239 | 7,718 | 773 | 1,479 | 8,586 | 6,352 | 5,011 | 3,665 | 1,533 |
| Earnings per share (cents) | **29.9** | 30.6 | 23.6 | 2.6 | 5.3 | 31.0 | 25.5 | 22.0 | 20.0 | 10.0 |
| EBITDA | **34,256** | 27,525 | 22,110 | 14,600 | 13,267 | 22,014 | 16,875 | 13,784 | 7,597 | 4,249 |
| EBITDA to long-term debt | | | | | | | | | | |
| EBITDA | **34,256** | 27,525 | 22,110 | 14,600 | 13,267 | 22,014 | 16,875 | 13,784 | 7,597 | 4,249 |
| Long-term debt (including current portion) | **50,090** | 63,353 | 51,680 | 54,740 | 71,800 | 29,701 | 21,210 | 18,000 | 16,049 | 5,743 |
| Multiple | **1.5** | 2.3 | 2.3 | 3.7 | 5.4 | 1.3 | 1.3 | 1.3 | 2.1 | 1.4 |
| Share capital (000s) | | | | | | | | | | |
| Issued and outstanding | **43,634** | 35,408 | 32,798 | 32,590 | 28,231 | 28,065 | 26,301 | 23,346 | 23,101 | 18,091 |
| Reserve for stock options | **2,529** | 2,426 | 2,289 | 2,503 | 2,388 | 1,726 | 1,698 | 1,625 | 1,455 | 1,437 |
| | **46,163** | 37,834 | 35,087 | 35,093 | 30,619 | 29,791 | 27,999 | 24,971 | 24,556 | 19,528 |
| Stock trading data ($/share) | | | | | | | | | | |
| High | **4.50** | 3.70 | 4.25 | 5.00 | 9.50 | 10.55 | 8.00 | 2.80 | 2.45 | 2.20 |
| Low | **2.30** | 2.20 | 2.40 | 2.00 | 2.75 | 6.60 | 2.65 | 1.65 | 1.40 | 0.89 |
| Close | **3.97** | 3.55 | 2.55 | 3.65 | 3.00 | 8.85 | 7.90 | 2.65 | 1.95 | 1.75 |
| Shares traded (000s) | **16,361** | 12,973 | 6,143 | 8,650 | 9,579 | 10,691 | 10,982 | 8,170 | 8,220 | 7,447 |

NEWALTA'S MANAGEMENT TEAM HAS OVER 100 YEARS COMBINED INDUSTRY EXPERIENCE.



**PETER DUGANDZIC**
VICE PRESIDENT,
OILFIELD

**JOHN KNOECK**
VICE PRESIDENT,
OPERATIONS

**CRAIG WILKIE**
VICE PRESIDENT,
BUSINESS DEVELOPMENT

**AL SWANSON**
VICE PRESIDENT,
INDUSTRIAL

**RON SIFTON**
SENIOR VICE PRESIDENT, FINANCE
AND CHIEF FINANCIAL OFFICER

**AL CADOTTE**
PRESIDENT AND
CHIEF EXECUTIVE OFFICER

## DIRECTORS

**Clayton H. Riddell** [2][3]
Chairman of the Board, President
Paramount Resources Ltd.
Calgary, Alberta

**Alan P. Cadotte**
President and Chief Executive Officer
Newalta Corporation
Calgary, Alberta

**Ronald L. Sifton**
Senior Vice President, Finance
and Chief Financial Officer
Newalta Corporation
Calgary, Alberta

**Felix Pardo** [1][3]
Chairman
Dyckerhoff Inc.
Boston, Massachusetts

**Richard H. Pinder** [1][2]
President
Ricly Holdings Inc.
Calgary, Alberta

**R. Vance Milligan** [1][3][4]
Partner
Bennett Jones LLP
Calgary, Alberta

**Barry D. Stewart** [2]
President
Barizco Enterprises Inc.
Calgary, Alberta

(1) Audit Committee
(2) Compensation Committee
(3) Corporate Governance Committee
(4) Corporate Secretary

## OFFICERS

**Alan P. Cadotte**
President and Chief Executive Officer

**Ronald L. Sifton**
Senior Vice President, Finance
and Chief Financial Officer

**John W. Knoeck**
Vice President, Operations

**Peter A. Dugandzic**
Vice President, Oilfield

**J. Craig Wilkie**
Vice President, Business Development

**Alan P. Swanson**
Vice President, Industrial

## CORPORATE INFORMATION

**HEAD OFFICE**

Suite 1200, 333 Eleventh Avenue SW
Calgary, Alberta T2R 1L9
Tel: (403) 266-6556
Fax: (403) 262-7348
www.newalta.com

**AUDITORS**

Deloitte & Touche LLP
Calgary, Alberta

**BANKERS**

Bank of Montreal
CIBC
Calgary, Alberta

**LEGAL COUNSEL**

Bennett Jones LLP
Calgary, Alberta

**STOCK EXCHANGE**

The Toronto Stock Exchange
Symbol: NAL.UN

**TRANSFER AGENT AND REGISTRAR**

Valiant Corporate Trust Company
Calgary, Alberta

## A NEW DIRECTION IN COMMUNICATION

This year, our annual report reflects a new direction in communication at Newalta. We believe it's important for all stakeholders to have equal access to timely information about our operations and performance.

For that reason, we will focus our efforts on our Web site, ensuring it's always current and complete. Investors, customers, community members and regulators can find all the information they need at: www.newalta.com.

NEWALTA

newalta.com